UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GLOBAL MEDICAL REIT INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37954A204

(CUSIP Number)

Zhang Jingguo

Zensun Group Limited

Suite 2401, 24/F Wyndham Place

40-44 Wyndham Street, Central, Hong Kong

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 17, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ZENSUN GROUP LIMITED
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization ZENSUN GROUP LIMITED, BRITISH VIRGIN ISLES
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,604,500 ; SEE ITEM 5 OF ATTACHED SCHEDULE
	8	Shared Voting Power 2,604,500; SEE ITEM 5 OF ATTACHED SCHEDULE
	9	Sole Dispositive Power 2,604,500; SEE ITEM 5 OF ATTACHED SCHEDULE
	10	Shared Dispositive Power 2,604,500; SEE ITEM 5 OF ATTACHED SCHEDULE
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,604,500; SEE ITEM 5 OF ATTACHED SCHEDULE
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percentage of Class Represented by Amount in Row (11) 12%: SEE ITEM 5 OF ATTACHED SCHEDULE
14	Type of Reporting Person (See Instructions) ZENSUN GROUP LIMITED IS “CO”

ITEM 1.SECURITY AND ISSUER

This statement relates to the common stock, $.001 par value (the "Common Stock") of Global Medical REIT Inc. (the "Issuer").

The name and address of the principal executive offices of the Issuer are:

Global Medical REIT Inc.

2 Bethesda Metro Center, Suite 440

Bethesda, MD 20814

ITEM 2.IDENTITY AND BACKGROUND

The reporting person is Zensun Group Limited.

(a) Zensun Group Limited, indirect shareholder of Issuer.

(b) The principal office address of Zensun Group Limited is 24/F., Wyndham Place, 40 – 44 Wyndham Street, Hong Kong.

(c) The principal business of Zensun Group Limited is investment holding.

(d) During the last five years, Zensun Group Limited has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Zensun Group Limited has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

(f) Zensun Group Limited was formed under the laws of the British Virgin Isles.

ITEM 3.SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 17, 2018, Huang Yanping, the 100% owner of Joy Town, Inc. in simultaneous transactions agreed to surrender the sole share issued by Joy Town, Inc. and caused Zensun Group Limited to apply for one share of Joy Town, Inc. Joy Town, Inc. and Zensun Group Limited are both wholly owned by Huang Yanping. These transactions gave Zensun Group Limited direct control over Joy Town, Inc. and indirect control over ZH International Holdings, Ltd., ZH USA, LLC, and the Issuer. Huang Yanping used personal funds to purchase the sole issued share of Joy Town, Inc.

ITEM 4.PURPOSE OF TRANSACTION

The purpose of this transaction between Ms. Yanping and Zensun Group Limited was for Zensun Group Limited to acquire an indirect controlling interest in the Issuer.

Zensun Group Limited

(a)does not have any plans to acquire additional securities of the Issuer or dispose of securities of the Issuer;

(b)does not have any plans or proposals for any extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)does not have any plans to sell or transfer a material amount of assets of the Issuer or any of its subsidiaries;

(d)does not have any plans to change the present board of directors or management of the Issuer and no plans or proposals to change the number or term of directors or to fill any existing vacancies on the board..

(e)does not plan to increase authorized capital or dividend policy;

(f)does not have any plans or proposals for any other material change in the Issuer’s business or corporate structure;

(g)does not plan to change the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)does not plan to cause a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)does not have any plans or proposals for a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)does not have any plans or proposals for any action similar to any of those enumerated above.

ITEM 5.INTEREST IN SECURITIES OF THE ISSUER

(a)As of the date hereof, Zensun Group Limited beneficially owns 2,604,500 shares of the Issuer’s common stock, which represents 12% of the 21,631,000 issued and outstanding shares of the Issuer’s common stock.

(b)Zensun Group Limited has sole voting and dispositive power over the shares of common stock reported as beneficially owned by it.

(c)On August 17, 2018, Huang Yanping, the 100% owner of Joy Town, Inc. in simultaneous transactions agreed to surrender the sole share issued by Joy Town, Inc. and cause Zensun Group Limited apply for one share of Joy Town, Inc. Joy Town, Inc. and Zensun Group Limited are both wholly owned by Huang Yanping. These transactions gave Zensun Group Limited direct control over Joy Town, Inc. and indirect control over ZH International Holdings, Ltd., ZH USA, LLC, and the Issuer.

(d)Zensun Group Limited is wholly owned by Huang Yanping, and as such, Huang Yanping has right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Issuer reported herein.

(e)Not applicable.

ITEM 6.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described elsewhere in this report, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions in loan agreements need not be included.

ITEM 7.MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2018

ZENSUN GROUP LIMITED

By: /s/ Zhang Jingguo
Name: Zhang Jingguo
Title: Director